                                            As filed pursuant to Rule 424(b)(3)
                                            under the Securities Act of 1933
                                            Registration No. 333-49050


                              500,000 COMMON SHARES



                                 [DESWELL LOGO]



     Nam Tai Electronics, Inc., the selling shareholder, is offering and selling up to 500,000 common shares of Deswell Industries, Inc. The selling shareholder may offer its Deswell common shares through public or private transactions, in or off the over-the-counter market in the United States, at prevailing market prices, or at privately negotiated prices. For details of how the selling shareholder may offer its Deswell common shares, please see the section of this prospectus called "Plan of Distribution."

     Deswell will not receive any proceeds from the sales of shares by the selling shareholder. Deswell's common shares are quoted on the Nasdaq National Market under the symbol "DSWL." On February 14, 2001 the closing price of Deswell's common shares on the Nasdaq National Market was $17.50 per share.

     YOUR PURCHASE OF THE COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING AT PAGE 5.

                                ---------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE DESWELL COMMON SHARES OFFERED OR SOLD UNDER THIS PROSPECTUS, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------


                The date of this Prospectus is February 14, 2001

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     Deswell files reports and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document Deswell files at the SEC's public reference room at 450 5th Street, N.W., in Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

     The SEC allows Deswell to "incorporate by reference" the information it files with the SEC, which means that Deswell can disclose important information to you by referring you to those documents. The information incorporated by reference is part of this prospectus and later information that Deswell files with the SEC will automatically update and supersede this information. Deswell incorporates by reference the documents listed below.

1. Deswell's Annual Report on Form 20-F for the year ended March 31, 2000 filed with the SEC on July 7, 2000;

2.   Deswell's Form 6-K filed with the SEC on August 14, 2000;

3.   Deswell's Form 6-K filed with the SEC on August 30, 2000;

4.   Deswell's Form 6-K/A filed with the SEC on January 10, 2001; and

5.   Deswell's Form 8-A filed with the SEC on July 13, 1995.

     All subsequent annual reports filed on Form 20-F, Form 40-F or Form 10-K, and all subsequent filings on Forms 10-Q and 8-K filed by Deswell with the SEC under the Securities Exchange Act of 1934, prior to the termination of the offering, shall be deemed to be incorporated by reference into this Prospectus. Deswell may incorporate by reference into this Prospectus certain Forms 6-K subsequently submitted to the SEC by identifying in these forms that they are being incorporated by reference into this Prospectus.

     Upon written or oral request and at no cost, we will provide to each person, including any beneficial owner of our common shares, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated but not delivered with this prospectus. Requests for this information should be made to our United States investor relations representative at the following address: John G. Nesbett, Lippert/Heilshorn & Associates, Inc., 800 Third Avenue, Suite 1701, New York, New York 10022, telephone: (212) 838-3777, ext. 303.

                               TABLE OF CONTENTS

                                              Page                                                   Page
                                              ----                                                   ----
Where You Can Find Additional Information.....  2         Principal and Selling Shareholders......... 13
About Deswell.................................  3         Description of Common Shares............... 16
Recent Developments...........................  4         Plan of Distribution....................... 17
Risk Factors..................................  5         Legal Matters.............................. 19
Enforceability of Civil Liabilities........... 11         Experts.................................... 19
Use of Proceeds............................... 12         Indemnification............................ 19
                                                          Additional Information..................... 20

                                  ABOUT DESWELL

     We are an independent manufacturer of injection-molded plastic parts and components, electronic products and subassemblies and metallic molds and accessory parts for original equipment manufacturers, or OEMs, and contract manufacturers. We conduct all of our manufacturing activities at separate factories for plastics, electronics and metallic operations located in the People's Republic of China.

     We produce a wide variety of plastic parts and components that are used in the manufacture of consumer and industrial products, including:

     o    cases and key tops for calculators and personal organizers;
     o cases for flashlights, telephones, paging machines, projectors and alarm clocks;
     o    grips and rods for fishing tackle; and
     o    toner cartridges and cases for photocopy machines.

     We also manufacture electronic products, including:

     o complex printed circuit board assemblies using surface mount and pin-through-hole interconnection technologies; and
     o    finished products which include:
          o telecommunication products such as special purpose telephones used as a private automated branch exchange, a network terminal and an internet phone, for each of which we also manufacture the plastic parts;
          o    telephone answering machines; and
          o sophisticated professional audio equipment such as power amplifiers, mixers and digital signal processors and DVD players.

     Since mid 1999, our electronics research and development team has also developed new products such as full-duplex conference speakerphones, tele-video monitoring systems and digital color cameras.

     Metal products that we manufacture include metallic molds and accessory parts used in audio equipment, telephones and copying machines.

     As part of our manufacturing operations, we consult with our customers in the design of plastic parts and the design and production of the molds used to manufacture plastic parts, which are made by us at our customers' expense, and we provide advice and assistance in the design and manufacturing of printed circuit boards. We believe that our ability to manufacture high-end plastic and metal parts of the quality required by original equipment and contract manufacturers which furnish products and services internationally, our expertise in designing and manufacturing molds for our customers and our low production costs distinguish us from most other manufacturers of plastic products and provide us with a competitive advantage. However, as a result of increased competition, we have been forced to reduce the sales prices of our products during the years ended March 31, 1999 and 2000 and the six months ended September 30, 2000, which has resulted in lower gross profit margins during these periods.

     We were incorporated in the British Virgin Islands in December 1993. Our principal executive offices are located and our business is principally administered in Hong Kong at Unit 516-517, Hong Leon Industrial Complex, No. 4,



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
Wang Kwong Road, Kowloon, Hong Kong, our telephone number is (852) 2796-6993 and our facsimile number is (852) 2796-7741.


                               RECENT DEVELOPMENTS

RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2000.

     We reported net sales for the three months ended September 30, 2000 of $24.8 million, an increase of 54.0% compared to sales of $16.1 million in the three months ended September 30, 1999. Operating income increased 47.0% to $5.07 million for the three months ended September 30, 2000, compared to $3.45 million for the three months ended September 30, 1999. Net income increased 20.2% to $4.01 million for the three months ended September 30, 2000, compared to $3.34 million for the three months ended September 30, 1999. Basic earnings per share and diluted earnings per share were $0.75 and $0.74 respectively, based on 5,349,000 and 5,413,000 weighted average shares outstanding, respectively, for the three months ended September 30, 2000. This compares to basic earnings per share and diluted earnings per share of $0.61 based on 5,476,000 and 5,481,000 weighted average shares outstanding, respectively, for the three months ended September 30, 1999.

     We reported net sales for the six months ended September 30, 2000 of $42.6 million, an increase of 51.1% compared to net sales of $28.2 million for the six months ended September 30, 1999. Operating income for the six months ended September 30, 2000 increased 46.8% to $7.9 million, compared to $5.4 million for the six months ended September 30, 1999, and net income increased 24.2% to $6.8 million for the six months ended September 30, 2000, compared to $5.5 million for the six months ended September 30, 1999. Basic earnings per share and diluted earnings per share were $1.27 and $1.26, respectively, based on 5,348,000 and 5,379,000 weighted average shares outstanding, respectively, for the six months ended September 30, 2000. This compares to basic earnings per share and diluted earnings per share of $1.00 and $0.99 per share based on 5,476,000 and 5,477,00 weighted average shares outstanding, respectively, for the six months ended September 30, 1999.

     We have determined that we will not reinvest any of the profits from our Chinese plastic manufacturing subsidiary in Shekou, Shenzhen for the year ended March 31, 2000 and thus we will be subject to taxes of 7.5% on income from these operations for the 2000 tax year. This resulted in our incurring of additional income taxes of U.S. $426,000 during the year ended March 31, 2000 and U.S. $269,000 for the six months ended September 30, 2000.

Declaration of Interim Dividend
===============================

     On November 4, 2000, our board of directors declared an interim cash dividend of U.S. $0.33 per share. The dividend was paid on December 7, 2000 to shareholders of record as of November 22, 2000.


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
                                  RISK FACTORS

     Investment in the common shares offered by this prospectus involves a high degree of risk. This prospectus contains or incorporates forward-looking statements. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates" and similar expressions, whether in the negative or affirmative. Although we believe that these forward-looking statements reflect our plans, intentions, and expectations reasonably, we may not actually achieve these plans, intentions or expectations. Our actual results could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have put in the cautionary statements below that we believe could cause our actual results to differ materially from the forward-looking statements that we make. We do not intend to update information contained in any forward-looking statement we make.

WE FACE NUMEROUS RISKS AS A RESULT OF OUR OPERATIONS IN CHINA AND HONG KONG.

     Our manufacturing facilities in China subject us to the political and economic risks. Our manufacturing facilities are located in China. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China which are discussed in more detail below.

     THE CHINESE GOVERNMENT COULD CHANGE ITS POLICIES TOWARD OR EVEN NATIONALIZE PRIVATE ENTERPRISE WHICH COULD RESULT IN THE TOTAL LOSS OF OUR INVESTMENT IN THAT COUNTRY. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government resulting in changes in laws, regulations, or their interpretation, the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect us. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in that country.

     THERE MAY BE A LACK OF REMEDIES AND IMPARTIALITY UNDER THE CHINESE LEGAL SYSTEM THAT PREVENTS US FROM ENFORCING THE TENANCY AGREEMENTS UNDER WHICH WE OPERATE OUR FACTORIES. We operate our factories under tenancy agreements with the local Chinese government. These tenancy agreements may be difficult to enforce in China, which could force us to accept terms that may not be as favorable as those provided in our tenancy agreements. Unlike the U.S., China has a civil law system based on written statutes in which judicial decisions have little precedential value. The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination.

     IF OUR BUSINESS LICENSES IN CHINA ARE NOT RENEWED, WE WOULD BE REQUIRED TO MOVE OUR OPERATIONS OUT OF CHINA, WHICH WOULD IMPAIR OUR PROFITABILITY, COMPETITIVENESS AND MARKET POSITION AND JEOPARDIZE OUR ABILITY TO CONTINUE OPERATIONS. Our activities in China require business licenses. This requires a review and approval of our activities by various national and local agencies of Chinese government. The Chinese government may not continue to approve of our activities or grant or renew our licenses. Our inability to obtain needed approvals or licenses could prevent us from continuing to conduct operations in China. If for any reason we were required to move our manufacturing operations outside of China, our profitability would be substantially impaired, our competitiveness and market position would be materially jeopardized and we may not be able to continue operations.

     A FIRE, SEVERE WEATHER, FLOOD, OR OTHER ACT OF GOD COULD CAUSE SIGNIFICANT DAMAGE TO OUR PROPERTIES IN CHINA AND DISRUPT OUR BUSINESS OPERATIONS. Firefighting and disaster relief or assistance in China are primitive by Western standards. At March 31, 2000, we maintained fire, casualty and theft insurance aggregating approximately US$18,468,000 covering certain of our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, or other act of God or cause. We do not maintain any business interruption insurance.

     POSSIBLE CHANGES AND UNCERTAINTIES IN ECONOMIC POLICIES IN THE SPECIAL ECONOMIC ZONES IN WHICH WE OPERATE COULD HARM OUR OPERATIONS BY ELIMINATING BENEFITS WE CURRENTLY ENJOY. As part of its economic reform, China has designated certain areas, including Shenzhen where we have certain manufacturing facilities, as Special Economic Zones. Foreign enterprises in these areas benefit from greater economic autonomy and more favorable tax treatment than enterprises in other parts of China. Changes in the policies or laws governing Special Economic Zones could eliminate these benefits. Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of these disparities could affect the political or social stability of China.

     UNCERTAIN APPLICATIONS OF CHINESE TAX LAWS COULD SUBJECT US TO GREATER TAXES AND WE EXPECT TO BE SUBJECT TO INCREASED TAXATION IN CHINA DUE TO OUR RECENT DECISION NOT TO REINVEST PROFITS IN CHINA. Under applicable Chinese law, we have been afforded a number of tax concessions by the Chinese taxing authorities and have avoided paying taxes on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our Chinese plastic manufacturing subsidiary for at least five years. The Chinese tax system is subject to substantial uncertainties and was subject to significant changes enacted on January 1, 1994, the interpretation and enforcement of which are still uncertain. We have determined that we will not reinvest any of the profits from our Chinese plastic manufacturing subsidiary for the year ended March 31, 2000 and thus we will be subject to taxes on these operations for the 2000 tax year. Changes in Chinese tax laws or their interpretation or application may, and our decision not to reinvest profits from our Chinese plastic manufacturing subsidiary for the year ended March 31, 2000 will, subject us to greater Chinese taxation in the future.

     WE COULD SUFFER LOSSES FROM CORRUPT OR FRAUDULENT BUSINESS PRACTICES. Conducting business in China is inherently risky. Corruption, extortion, bribery, pay-offs, theft, and other fraudulent practices are common in China. We could suffer losses from these practices if we are not successful in implementing preventative measures.


     CHANGES IN THE CHINA'S TRADE STATUS WITH THE UNITED STATES COULD HARM OUR OPERATIONS OR DEPRESS OUR STOCK PRICE. The United States Congress has recently passed legislation that makes China's trade status permanent. However, controversies may arise in the future that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business by among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares.

     CHANGES IN CURRENCY RATES INVOLVING THE HONG KONG DOLLAR OR CHINESE YUAN COULD INCREASE OUR EXPENSES OR CAUSE ECONOMIC OR POLITICAL PROBLEMS AFFECTING OUR BUSINESS. Our sales are predominately denominated in Hong Kong dollars. The Chinese government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each United States dollar. If the currency exchange mechanism between the Hong Kong dollar and the U.S. dollar is changed, our results of operations and financial condition could be materially adversely affected. Any material increase in the value of the Hong Kong dollar or Chinese yuan relative to the U.S. dollar would increase our expenses. A devaluation of the Hong Kong dollar or yuan relative to the U.S. dollar would be likely to reduce our expenses. However, any benefits we receive from devaluation could be offset if the devaluation results in inflation or political unrest.

     WE COULD BE LESS COMPETITIVE AS A RESULT OF CURRENCY DECLINES OF OTHER COUNTRIES IN SOUTHEAST ASIA. As result of the Asian economic crisis a few years ago, several countries in Southeast Asia have experienced a significant devaluation of their currencies and decline in the value of their capital markets. Some analysts have predicted growth declines in 2001 for several Asian countries and currency declines have continued recently in Thailand, Taiwan, South Korea and Singapore. The decline in the currencies of other Southeast Asian countries could render our products less competitive if competitors located in these countries are able to manufacture competitive products at a lower effective cost.

     POLITICAL AND ECONOMIC INSTABILITY OF HONG KONG COULD HARM OUR OPERATIONS. Our executive and sales office, and several of our customers and suppliers are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Hong Kong was transferred effective July 1, 1997 to China.


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

The continued stability of political, economic or commercial conditions in Hong Kong remains uncertain, and any instability could have an adverse impact on our business.

WE ARE DEPENDENT ON A FEW MAJOR CUSTOMERS AND HAVE NO LONG-TERM CONTRACTS WITH THEM. OUR SALES WOULD SUBSTANTIALLY DECREASE AND WE WOULD SUFFER DECREASES IN NET INCOME OR LOSSES IF WE LOSE ANY OF OUR MAJOR CUSTOMERS, IF THEY SUBSTANTIALLY REDUCE THEIR ORDERS OR IF THEY ARE UNABLE TO PAY US.

     Historically, a substantial percentage of our sales have been to a small number of customers. Our three largest customers during the year ended March 31, 2000 were Inter-Tel Incorporated, Kyocera Mita Industrial Co. (H.K.) Limited and VTech Communications Limited. Each of these customers individually accounted for more than 10% of our total net sales during the year ended March 31, 2000 and accounted for an aggregate of 47.3%, 60.8% and 71.4%, respectively, of our total net sales during the years ended March 31, 1998, 1999 and 2000, respectively. Our sales are based on purchase orders and we have no long-term contracts with any of our customers and the percentage of sales to any of our customers may fluctuate from time to time. The loss of any one of our largest customers or a substantial reduction in orders from any of them would adversely impact our sales and decrease our net income or cause us to incur losses unless and until we were able to replace the customer or order with one or more of comparable size. In addition, a substantial portion of our sales are made on credit and our results of operations would be adversely affected if a major customer was unable to pay for our products or services.

WE HAVE NO LONG-TERM CONTRACTS TO OBTAIN PLASTIC RESINS AND OUR PROFIT MARGINS AND NET INCOME COULD SUFFER FROM AN INCREASE IN RESIN PRICES.

     The primary material used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 1998, 1999 and 2000:

                                                     Year ended March 31,
                                                   ------------------------
                                                   1998      1999      2000
                                                   ----      ----      ----
Resins cost as a % of plastic products sold         52%       50%       55%
Resins cost as a % of total cost of goods sold      25%       24%       31%

We have no long-term contracts with our resin suppliers. Accordingly, our financial performance is dependent to a significant extent on resin markets and the ability to pass through price increases to our customers. The capacity, supply and demand for plastic resins and the petrochemical intermediates from which they are produced are subject to cyclical price fluctuations, including those arising from supply shortages. Consequently, resin prices may fluctuate as a result of changes in natural gas and crude oil prices and the capacity, supply and demand for resin and petrochemical intermediates from which they are produced. We have found that increases in resin prices are difficult to pass on to our customers. In the past, increases in resin prices have increased our costs of goods sold and adversely affected our profit margins. A significant increase in resin prices in the future could likewise adversely affect our profit margins and results of operations.


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
WE ARE FACING INCREASING COMPETITION, WHICH HAS HAD AN ADVERSE EFFECT ON OUR GROSS PROFIT MARGINS.

        Over the last few years we been forced to lower our prices as a result of increasing competition in our market segments. This has resulted in lower gross profit margins, which have declined

    o 9.7%, from 40.1% during the six months ended September 30, 1999 to 36.2% during the six months ended September 30, 2000;

    o 6.5%, from 39.8% during the year ended March 31, 1999 to 37.2% during the year ended March 31, 2000; and

    o 11.9%, from 45.2% during the year ended March 31, 1998 to 39.8% during the year ended March 31, 1999.

If we are forced to continue to lower our prices and are unable to offset this decrease by increasing our sales volumes, our net sales and gross margins will decline. If we cannot stem the decline in our gross margins, our financial position may be harmed and our stock price may decrease.

POLITICAL INSTABILITY, AND CHANGES IN IMPORT/EXPORT REGULATIONS, TARIFFS AND FREIGHT RATES IN COUNTRIES OTHER THAN CHINA WHERE WE DO BUSINESS COULD CAUSE OUR PROFIT MARGINS TO DECLINE.

     Because of the international nature of our operations and customers, our business is subject to political and economic risks beyond those involving China, including political instability, and changes in import/export regulations, tariffs and freight rates. Changes in tariff structures or other trade policies could adversely affect our suppliers or customers or decrease the cost of supplies for our competitors. Japan's trade surplus has forced a revaluation of the Japanese yen on international markets that may have the effect of making material or components that we use to manufacture our products more expensive.

OUR LOSS OF CERTAIN MEMBERS OF OUR SENIOR MANAGEMENT COULD CAUSE DISRUPTIONS IN OUR BUSINESS AND HARM OUR CUSTOMER RELATIONSHIPS THEREBY ADVERSELY AFFECTING SALES.

     We depend to a large extent on the abilities and continued participation of

          o    Richard Lau, our Chairman of the Board and Chief Executive
               Officer;
          o C. P. Li, our Executive Director, General Manager in charge of our day-to-day manufacturing and administrative operations for plastic products, and Chief Financial Officer;
          o C. W. Leung, Executive Director of Engineering in charge of the mold division and engineering for our plastic manufacturing operations;
          o S. K. Lee, our Director of Administration and Marketing and General Manager in charge of our day-to-day administrative and marketing operations for electronic products; and
          o M. C. Tam, our Director of Engineering and Manufacturing, in charge of manufacturing and operations for electronic products.

Messrs. Lau, Li and Leung founded our company and have played integral roles in the management, growth and development of our company in general and our plastic injection molding business in particular. They have developed and maintain relationships with several of our key customers. Messrs. Lee and Tam founded our electronic products manufacturing business and have developed and continue to manage it since we acquired the business from them. We have no employment contracts with any of these executives and their loss would require us to find executives suitable to replace them, which could be difficult and disruptive to our business. Customers with whom they have relationships may cease to deal with us or choose to use a competitor for a greater portion of their business, resulting in our loss of sales.

SALES OF SUBSTANTIAL AMOUNTS OF OUR SHARES BY NAM TAI COULD CAUSE THE MARKET PRICE OF OUR SHARES TO DECLINE.

        Nam Tai is offering for resale under this prospectus 500,000 of our common shares. This represents approximately 9% of our outstanding shares. Sales of substantial amounts of these shares at any one time or from time to time, or even the availability of these shares for sale, could adversely effect the market price of our shares.

THE CONCENTRATION OF SHARE OWNERSHIP IN OUR SENIOR MANAGEMENT ALLOWS THEM TO CONTROL OR SUBSTANTIALLY INFLUENCE THE OUTCOME OF MATTERS REQUIRING SHAREHOLDER APPROVAL.

     Our senior management as a group, each of whom are also members and constitute a majority of our board of directors, directly or indirectly through an affiliated company beneficially own more than 40% of our shares at December 31, 2000. As a result, acting together they may be able to control, and they can substantially influence, the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders.

OUR BOARD'S ABILITY TO AMEND OUR CHARTER WITHOUT SHAREHOLDER APPROVAL COULD HAVE ANTI-TAKEOVER EFFECTS THAT COULD PREVENT A CHANGE IN CONTROL.

        As permitted by the law of the British Virgin Islands, our Memorandum and Articles of Association, which are the terms used in the British Virgin Islands for a corporation's charter and bylaws, may be amended by our board of directors without shareholder approval provided that a majority of our independent directors do not vote against the amendment. This includes amendments to increase or reduce our authorized capital stock. Our board's ability to amend our charter documents without shareholder approval could have the effect of delaying, deterring or preventing a change in control of Deswell, including a tender offer to purchase our common shares at a premium over the then current market price.

OUR EXEMPTIONS FROM CERTAIN OF THE REPORTING REQUIREMENTS UNDER THE EXCHANGE ACT LIMITS THE PROTECTIONS AND INFORMATION AFFORDED TO INVESTORS.

         We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934. As a foreign private issuer we are exempt from certain provisions applicable to United States public companies including:

          o the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;
          o the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act;
          o and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within less than six months).

Because of these exemptions, investors are not afforded the same protections or information generally available to investors in public companies organized in the United States.



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


                       ENFORCEABILITY OF CIVIL LIABILITIES

     Deswell is a British Virgin Islands holding corporation having its principal executive offices and principally administering its businesses in Hong Kong. Deswell has appointed Stephen Seung, 2 Mott St., Suite 601, New York, New York 10013 as its agent upon whom process may be served in any action brought against it under the securities laws of the United States. However, outside the United States, it may be difficult for investors to enforce judgments against Deswell obtained in the United States in any of these actions, including actions based upon civil liability provisions of the Federal securities laws. In addition, all of Deswell's officers and most of its directors reside outside the United States and all of the assets of those persons who reside outside of the United States and of Deswell are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against Deswell or those persons judgments obtained in United States courts grounded upon the liability provisions of the United States securities laws. There is substantial doubt as to the enforceability against Deswell or any of its directors and officers located outside the United States in original actions or in actions for enforcement of judgments of United States courts of liabilities based solely on the civil liability provisions of the Federal securities laws.

     Deswell has been advised by Charles Chu, Kenneth Sit & Wu, its Hong Kong counsel, and Harney, Westwood and Riegels, its British Virgin Islands counsel, that no treaty exists between Hong Kong or the British Virgin Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Hong Kong and the British Virgin Islands are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Hong Kong or the British Virgin Islands for recovery of this debt. A Hong Kong or British Virgin Islands court will only accept a foreign judgment as evidence of a debt due if:

       o      the judgment is for a liquidated amount in a civil matter;
       o the judgment is final and conclusive and has not been stayed or satisfied in full;
       o the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Hong Kong or British Virgin Islands court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given);
       o the judgment was not obtained by actual or constructive fraud or duress;
       o the foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in Hong Kong or the British Virgin Islands;
       o the proceedings in which the judgment was obtained were not contrary to natural justice (i.e., the concept of fair adjudication);
       o the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of Hong Kong or the British Virgin Islands:

       o the person against whom the judgment is given is subject to the jurisdiction of the Hong Kong or the British Virgin Islands court; and

       o the judgment is not on a claim for contribution in respect of damages awarded by a judgment which does not satisfy the foregoing.

     Enforcement of a foreign judgment in Hong Kong or the British Virgin Islands may also be limited or affected by applicable

       o      bankruptcy,

       o      insolvency,

       o      liquidation,

       o      arrangement,

       o moratorium or similar laws relating to or affecting creditors' rights generally and

       o will be subject to a statutory limitation of time within which proceedings may be brought.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of common shares by the selling shareholder.

     However, we do expect to receive approximately $5,242,000 from the exercise by Mr. Richard Lau, C. P. Li and C. W. Leung of outstanding options to purchase 420,000 shares of our common stock at a weighted average exercise price of $12.4809 per share. Messrs. Lau, Li and Leung are three of our executive officers and directors. They are also the sole shareholders of Leesha Holdings, Inc., which is one of our largest shareholders. See "Principal and Selling Shareholders" later in this prospectus for information concerning the shareholdings of Leesha and Messrs. Lau, Li and Leung and options held by Messrs. Lau, Li and Leung.

     Nam Tai purchased the shares being offered by Nam Tai pursuant to this prospectus from Leesha. The primary purpose for that transaction was to strengthen our relationship with Nam Tai by having Nam Tai become a significant shareholder of us. Nam Tai is the parent of Namtai Electronic (Shenzhen) Co. Limited or Namtai Shenzhen, one of our customers and which prior to our year ended March 31, 2000, was one of our customers that accounted for more than 10% of our total net sales. For example, Namtai Shenzhen accounted for approximately 12.2% of our total net sales during our year ended March 31, 1998 and 11.2% of our net sales during our year ended March 31, 1999. Another purpose for that transaction was to provide funds (through a distribution to Leesha's shareholders of proceeds from the sale of our shares to Nam Tai) for Messrs. Lau, Li and Leung to exercise their outstanding options to purchase our shares. This will result in our receipt of additional capital without creating additional dilution to our shareholders which would have been the case had we sold our shares directly to Nam Tai. It also saves us the costs and expenses involved in preparing the registration statement covering, and processing the registration through the Securities and Exchange Commission of, the shares sold to Nam Tai since Leesha has agreed to reimburse us for these costs and expenses.

Leesha and Messrs. Lau, Li and Leung have advised us that Leesha intends to effect the distribution to Messrs. Lau, Li and Leung of sufficient proceeds to exercise their outstanding options to purchase our common shares, and that Messrs. Lau, Li and Leung intend to so exercise their options, following the effective date of the registration statement of which this prospectus is a part. We intend to use to the net proceeds of $5,242,000 received from the exercises of those options for working capital and general corporate purposes.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common shares by the selling shareholder as of December 31, 2000. Information in the table concerning the selling shareholder and the shares it may offer from time to time under this prospectus is based on information provided to Deswell by the selling shareholder. Information concerning the selling shareholder may change from time to time and any changes of which we are advised will be set forth in a prospectus supplement to the extent required.

                                                                                           PERCENT
                                                                                           OF OUT-
                                                          NUMBER OF                        STANDING
                                                            SHARES        NUMBER OF         SHARES
                                                         BENEFICIALLY    SHARES BEING    TO BE OWNED
                                                            OWNED         OFFERED BY         UPON
      NAME AND ADDRESS                                  PRIOR TO THIS     THE SELLING     COMPLETION
      OF SELLING SHAREHOLDER                              OFFERING       SHAREHOLDERS    OF OFFERING
      ----------------------                            --------------  -------------   ------------
      Nam Tai Electronics, Inc.                            500,000         500,000        *
      Unit 9,15/F. Tower 1 China Hong Kong City
      33 Canton Road
      Kowloon, Hong Kong

---------
* Because the selling shareholder may offer all or some of the shares pursuant to this prospectus, and to our knowledge there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that may be held by the selling shareholder after completion of this offering, we can give no estimate as to the amount of shares that will be held by the selling shareholder after completion of this offering.

     The selling shareholder is the parent of Namtai Electronic (Shenzhen) Co. Limited or Namtai Shenzhen, which is one of our customers. During the years ended March 31, 1998 and 1999, sales to Nam Tai Shenzhen accounted for approximately 12.2% and 11.2%, respectively, of our total net sales. During the year ended March 31, 2000, Nam Tai Shenzhen accounted for less than 10% of our total net sales. All sales to Nam Tai Shenzhen have been on terms no more favorable than terms available to any other customer.

     Nam Tai acquired the shares it is offering by this prospectus on September 26, 2000 in a private purchase from Leesha Holding Ltd. Under the common share purchase agreement between Leesha and Nam Tai, Leesha agreed to use its best efforts to procure Deswell to file a registration statement covering the shares with the SEC within 30 days of the closing and to keep that registration statement effective until all the shares may be sold without registration or restriction pursuant to Rule 144(k) under the Securities Act. In the event that Leesha is unable to cause the registration statement covering the shares to be declared effective by February 26, 2001, which is 150 days from the date Nam Tai purchased the shares, Nam Tai has the right, within 30 days thereafter, to put shares back to Leesha at $15 per share plus interest at 7% per annum from

September 29, 2000. Under the common share purchase agreement Leesha further agreed to use its best efforts to procure Deswell to agree to file a registration statement with the SEC that would permit Nam Tai sell its shares in an underwritten offering through an investment banker and manager to administer the offering selected by Nam Tai.

     The following table sets forth as of December 31, 2000 information regarding the ownership of Deswell's common shares by each person known by Deswell to be the beneficial owner of 10% or more of the outstanding common shares and the executive officers and directors of Deswell as a group.


                                                                NUMBER OF SHARES
                                                             BENEFICIALLY OWNED(1)
                  NAME (2) OF BENEFICIAL OWNER           -------------------------------
                      OR IDENTITY OF GROUP                  AMOUNT             PERCENT
------------------------------------------------------   --------------      -----------
Richard Lau                                                1,813,610(3)          33.0%

C. P. Li                                                   1,814,810(4)          32.7%

C. W. Leung                                                1,779,210(5)          32.6%

Leesha Holdings Ltd.                                       1,535,000(6)          28.6%

Officers and directors as a Group (9 persons)              2,357,630(7)          40.7%

----------
(1) Percentages are based on 5,357,931 common shares outstanding on December 31, 2000. However, in accordance with Rule 13d-3(d)(1) under the Exchange Act, common shares not outstanding but which are the subject of currently exercisable options (or exercisable within 60 days of December 31, 2000) have been considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

(2) Except where otherwise indicated, the address of each of the named holders is c/o Deswell Industries, Inc., Unit 516-517, Hong Leong Industrial Complex, No. 4 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong.

(3)  Consists of:

     o    1,535,000 common shares held of record by Leesha,

     o    144,210 common shares held of record by Mr. Lau and

     o options to purchase 134,400 common shares granted to Mr. Lau under Deswell's Option Plan ("the Plan").

     As a director of Leesha, Mr. Lau shares the voting and investment power as to the common shares held by Leesha.

(4)  Consists of:

     o    1,535,000 common shares held of record by Leesha,

     o    94,210 common shares held of record by Mr. Li and

     o options to purchase 185,600 common shares granted to Mr. Li under the Plan.

     As a director of Leesha, Mr. Li shares the voting and investment power as to the common shares held by Leesha.

(5)  Consists of:

     o    1,535,000 common shares held of record by Leesha,

     o    144,210 common shares held of record by Mr. Leung and

     o options to purchase 100,000 common shares granted to Mr. Leung under the Plan.

     As a director of Leesha, Mr. Leung shares the voting and investment power as to the common shares held by Leesha.

(6) Leesha is an investment holding company organized as an International Business Company under the laws of the British Virgin Islands. Messrs. Lau, Li and Leung, who are its directors, wholly own Leesha in equal shares. Among other investments, Leesha owns the 1,535,000 common shares of Deswell, which were transferred to Leesha by Messrs. Lau, Li and Leung after Deswell's initial public offering.

(7) Consists of common shares held of record by Leesha, Messrs. Lau, Li and Leung and options to purchase an aggregate of 440,000 common shares that have been granted to officers and directors as a group, which are currently exercisable or exercisable within 60 days of December 31, 2000.

                          DESCRIPTION OF COMMON SHARES

     Our authorized capital consists of 20,000,000 common shares, $0.01 par value per share, of which 5,347,931 common shares were outstanding on December 31, 2000.

     Holders of our common shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our common shares do not have cumulative voting rights in the election of directors. All of our common shares are equal to each other with respect to liquidation and dividend rights. Holders of our common shares are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under British Virgin Islands law. In the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings. Holders of our common shares have no preemptive rights to purchase any additional, unissued common shares.

Pursuant to our Memorandum and Articles of Association and pursuant to the laws of the British Virgin Islands, our Board of Directors without shareholder approval may amend our Memorandum and Articles of Association (provided that a majority of our independent directors do not vote against the amendment). This includes amendments to increase or reduce our authorized capital stock. Our ability to amend our Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of Deswell, including a tender offer to purchase our common shares at a premium over the then current market price.

                              PLAN OF DISTRIBUTION

     We are registering the common stock covered by this prospectus for Nam Tai Electronics, Inc, as the selling shareholder.

     The selling shareholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholder may sell the common shares on The Nasdaq National Market, in the over-the-counter market or in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

     In addition, the selling shareholder may sell some or all of their common stock through:

    o a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

    o purchases by a broker-dealer, as principal, and resale by the broker-dealers for their account; or

    o ordinary brokerage transactions and transactions in which a broker solicits purchasers.

     The selling shareholder may enter into hedging transactions with respect to its shares. For example, the selling shareholder may:

    o enter into transactions involving short sales of the common stock by broker-dealers;

    o sell common stock short themselves and deliver the shares to close out their short positions;

    o enter into option or other types of transactions that require the selling shareholder to deliver common stock to a broker-dealer, who will then resell or transfer the common stock under this prospectus; or

    o loan or pledge the common stock to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.


     The selling shareholder and any broker-dealers or other persons acting on the behalf of parties that participate with such selling shareholder in the distribution of the shares may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. As of the date of this prospectus, Deswell is not aware of any agreement, arrangement or understanding between any broker or dealer and the selling shareholder with respect to the offer or sale of the shares pursuant to this prospectus.

     At the time that any particular offering of shares is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of shares being offered, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     The selling shareholder may also sell its shares pursuant to Rule 144 promulgated under the Securities Act.

     Deswell will not receive any of the proceeds from any sale of the shares by the selling shareholder.

     Leesha Holdings Ltd., from which Nam Tai acquired the Deswell common shares offered by this prospectus, has agreed to reimburse Deswell for all expenses of the registration of the shares, including, without limitation, all registration and filing fees, printing expenses, expenses of compliance with blue sky laws, fees and disbursements of our counsel. The selling shareholder will pay expenses related to any sales commissions or underwriting discounts and fees and expenses of its counsel incurred in connection with the sale of the common shares through this prospectus.

                                  LEGAL MATTERS

     The validity of the common shares offered by this prospectus has been passed upon for Deswell by Harney, Westwood and Riegels, Tortola, British Virgin Islands.

                                     EXPERTS

     The consolidated financial statements incorporated by reference from our Annual Report on Form 20-F for the year ended March 31, 2000 have been audited by Deloitte Touche Tohmatsu, independent auditors, as stated in their report, which is incorporated into this prospectus by reference, and have been so incorporated in reliance upon the report of that firm, given upon their authority as experts in accounting and auditing.

                                 INDEMNIFICATION

     Pursuant to our Articles of Association and subject to British Virgin Islands law, we may indemnify a director or officer out of our assets against all losses or liabilities which the director or officer may have incurred in or about the execution of the duties of his office or otherwise in relation to that office. No director or officer is liable for any loss, damage or misfortune which may have been incurred by us in the execution of the duties of his office, or in relation to that office, provided the director or officer acted honestly and good faith with a view to our best interests and except for his own willful misconduct or negligence.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Deswell to the provisions described above, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                             ADDITIONAL INFORMATION

     We filed with the Securities and Exchange Commission a registration statement on Form F-3 under the Securities Act for the shares of common stock in this offering. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Commission at 1(800) SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

     No dealer, salesman or other person has been authorized to give any information or make any representations other than those contained in this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by Deswell. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the securities other than the specific securities to which it relates, or an offer or solicitation to any person in any jurisdiction where such an offer or solicitation would be unlawful.